


RECD S.E.C.
MAY 1 9 2003
1086

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________.

Commission file number 000-29343

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by Cambridgeport Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Port Financial Corp.
1380 Soldiers Field Road
Brighton, MA 02135

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(K) PLAN AS ADOPTED BY CAMBRIDGEPORT BANK



BY: ______________________

Robert Montgomery-Rice

DATE: May 16, 2003

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(K) PLAN AS ADOPTED BY CAMBRIDGEPORT BANK

FINANCIAL STATEMENT TO ACCOMPANY THE 2000 FORM 5500 ANNUAL REPORT OF EMPLOYEE BENEFIT PLAN UNDER ERISA OF 1974

FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE TWO MONTHS ENDED DECEMBER 31, 1999

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(K) PLAN AS ADOPTED BY CAMBRIDGEPORT BANK

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Year Ended December 31, 2000 and the two months ended December 31, 1999

Anderson & French, P.C., Certified Public Accountants

138 Dodge Street
Beverly, MA 01915
E-mail: cuaudit@aol.com

Telephone 800-257-1520
978-232-9300
FAX 978-232-9625

The Board of Directors
Savings Banks Employees Retirement Association:

We have audited the accompanying Statement of Net Assets Attributable to 401(k) Plan Participant Balances of the Savings Banks Employees Retirement Association ("SBERA") 401(k) Plan as adopted by Cambridgeport Bank (the "Plan") as of December 31, 2000 and 1999 and the related Statement of Changes in Net Assets Attributed to 401(k) Plan Participant Balances for the year and two months then ended respectively. These Financial Statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets attributable to 401(k) Plan Participants balances as of December 31, 2000 and 1999, and the changes therein for the year and two months then ended respectively in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson & French, P.C.

Beverly, Massachusetts
April 20, 2001

SBERA 401(k) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

Statements of Net Assets Attributable to 401(k) Plan Participant Balances

December 31, 2000 and 1999

	December 31, 2000	December 31, 1999
Loans to Participants	$ 42,104	$ 33,061
Investments, at fair value: Interest in SBERA common/collective trust	3,238,941	2,420,958
Net assets attributable to 401(k) plan participant balances	$ 3,281,045	$ 2,454,019

The accompanying notes are an integral part of these Financial Statements.

SBERA 401(k) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

Statement of Changes in Net Assets Attributable to 401(k) Plan Participant Balances

For the Year Ended December 31, 2000 and
the Two Months Ended 1999

	December 31, 2000	December 31, 1999
Contributions:		
Employee	$ 398,844	$ 56,505
Employer	171,699	12,401
Employee Rollovers	78,798	894
Total Contributions	649,341	69,800
Investment Income:		
Net Investment gain / (loss) from investment in SBERA common\collective trust	4,010	268,900
Interest in come, participant loans	1,900	321
Total investment income	5,910	269,221
Total additions	655,251	339,021
401(k) Disbursements:		
Participant balances paid	117,095	19,253
Total subtractions	117,095	19,253
Net increase/(decrease) before transfer	538,156	319,768
Transfer of assets to this plan	288,870	-
	827,026	319,768
Net increase/(decrease) in net assets		
Net assets attributable to 401(k) plan participant balances:		
Beginning of period	2,454,019	2,134,251
End of period	$ 3,281,045	$ 2,454,019

The accompanying notes are an integral part of these Financial Statements

SBERA 401(k) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

Notes to Financial Statements

(1) Description of Plan

The following brief description of the Savings Banks Employees Retirement Association ("SBERA") 401(k) Plan as adopted by Cambridgeport Bank (the "Bank") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General
The Plan is part of the SBERA 401(k) Savings Plan Common\Collective Trust (the "Trust"). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan's assets are jointly invested and the return on the assets is allocated monthly to each Plan based on the percentage of ownership each Plan had in the Trust's net assets at the end of the prior month. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan's ownership percentage in the net assets of the Trust.

The Plan is a Defined Contribution Plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation
To become eligible for participation, an employee must be at least age 21 and must have completed 1 year of service. Upon reaching retirement age, a participant can direct distribution of balances under several options described by the 401(k) plan document.

Participants may contribute 1% to 15% of their annual earnings on a pretax basis, subject to maximum annual limits. Participants may change their investment options quarterly. The bank may also match a portion of the employee's contribution as outlined in the Plan's Adoption Agreement.

Withdrawals
Participants may withdraw contributions only after termination of service or, subject to the consent of the Plan Administrator, in the case of financial hardship. Upon termination of employment, retirement or death, all salary deferrals and the vested portion of employer contributions are payable to the participant or their beneficiary.

(Continued)

SBERA 401(k) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

Notes to Financial Statements

Vesting
Participants are at all times 100% vested in their own contributions to the Plan. Employer contributions, if any, will be 100% vested or vested according to a schedule elected by the employer in the Plan's Adoption Agreement.

Plan Termination
Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans
Loans may be made to participants when directed by the Plan Administrator upon request by the participant. Each loan shall bear interest at the prime rate as published in the Wall Street Journal on the last day of the previous month prior to the origination of the loan, plus one percentage point. The rate is fixed for the duration of the loan. Interest and principal are repaid and credited to the participant's account based on the participant's current investment choices.

The maximum loan amount is one-half of the participant's vested 401(k) account balance, not to exceed fifty thousand dollars. The minimum loan amount is one thousand dollars. Loans are repayable over a period of up to five years.

Benefit Payments
Benefits are recorded when paid.

Investment Options
Participants may direct the investment of their elective deferrals and any employer matching contributions to any of eight investment accounts in accordance with the participant's election. Earnings in these funds and/or market gains or losses are reflected in their changing unit values or returns.

Money Market Account
A portfolio of U.S. Treasury or agency obligations with maturities of six months or less.

Equity Account
A diversified portfolio of domestic and international stocks.

Bond Account
A portfolio of U.S. Treasury obligations and other obligations guaranteed by the U. S. Government or its agencies.

(Continued)

Asset Allocation Account
A portfolio of domestic and international common stocks, bonds and money market investments.

Index 500 Account
A portfolio of domestic stocks based upon the Standard & Poor's 500 Composite Price Index.

Enhanced Index Account
A portfolio of domestic stocks based upon the Standard & Poor's 500 Composite Price Index invested only in stocks held by Fidelity Investment's mutual funds.

Small Cap Equity Account
A portfolio of common stocks of small to medium sized companies.

International Equity Account
A portfolio of international equity securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation
The Financial Statements of the Plan have been prepared in conformity with generally accepted accounting principles.

(b) Valuation of Investments
Investments consist of assets held in the Trust and are valued at their fair market value as of December 31, 2000 and 1999. Participant loans are valued at cost which approximates market value.

The Trust reports bond and other obligations, short-term investments and equity securities at fair values based on published quotations. Interest earned is recorded on the accrual basis; dividends are recorded when received. Purchases and sales of investments are recorded on a trade date basis. Gains or losses on investments sold are calculated using the average cost identification method.

(c) Use of Estimates
In addition, the preparation of Financial Statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets at the date of the Financial Statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. These significant estimates include the accumulated plan benefits and market values of investments. Actual results could differ from those estimates.

SBERA 401(k) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK
Notes to Financial Statements, continued

(3) Investments

The plan owned approximately 0.48% of the fair market value of the Trust net assets at December 31, 2000. Financial statements of the Trust as a whole at December 31, 2000 were:

	December 31, 2000
Cash	$ 24,836,149
Investments:	
Bonds and other obligations:	
U.S. Government and agency obligations	85,557,834
Other bonds and obligations	2,290,836
Total bonds and other obligations	87,848,670
Short-term investments	75,125,430
Equity securities, primarily common stocks	442,855,508
Guaranteed investment contract	41,322,635
Loans to participants	6,156,051
Total investments	653,308,294
Other assets and (liabilities), net	2,016,770
Total Trust net assets	$ 680,161,213

(4) Trust Income

Trust income for the year ended December 31, 2000 was comprised of:

Investment income:	
Net realized gains on investments	$ 56,839,341
Interest and dividends	21,942,111
Unrealized appreciation/(depreciation) of investments	(73,486,345)
Total investment income	5,295,107
Administrative expenses	(1,780,290)
Total Trust net income or (loss)	$ 3,514,817
Portion allocated to the Plan	$ 5,910

(5) Administration of the Plan

Investment expenses of the Trust Plans, such as custodial and advisory fees, are borne by the Trust. Investment transaction fees are borne by the Trust and are recorded as part of the cost of investments acquired. Miscellaneous fees, including audit fees, are allocated to the Plan's sponsor.

(6) Federal Income Taxes

The SBERA 401(k) Plan is a Volume Submitter Plan which has been approved by the Internal Revenue Service (IRS). SBERA is presently in the process of requesting individual determination letters from the IRS for each adopting employer. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

SBERA 401 (K) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK
Notes to Financial Statements

7.) 401 (K) PLAN FUND INFORMATION DECEMBER 31, 2000

	Money Market Account	Equity Account	Bond Account	Asset Allocation Account	Index 500 Account	Enhanced Index Account	Small Cap Equity Account	Internat'l Equity Account	Employer Stock Account	Participant Loans	Totals
ɜalance, December 31, 1999	258,505	143,335	112,331	120,293	774,569	494,540	410,717	106,668	-	33,061	2,454,019
:ontributions	43,093	46,607	27,249	26,576	203,690	126,090	118,680	38,721	18,635	-	649,341
Vithdrawals	(17,135)	(19,075)	(4,668)	(11,402)	(31,064)	(10,079)	(20,070)	(1,773)	(1,829)	-	(117,095)
'ransfers	(5,191)	19,756	(5,966)	30,725	(9,870)	(148,388)	16,753	35,082	348,826	7,143	288,870
ıterest Income	11,162	-	-	-	-	-	-	-	-	1,900	13,062
ıppreciation	-	(4,560)	8,823	(28,419)	(86,440)	(44,282)	(101,673)	(16,772)	266,171	-	(7,152)
ɜalance, December 31, 2000	290,434	186,063	137,769	137,773	850,885	417,881	424,407	161,926	631,803	42,104	3,281,045

SBERA 401(k) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

SUPPLEMENTAL SCHEDULES

December 31, 2000 and for the year ended December 31, 2000

Schedule of Assets Held for Investment Purposes

Issue	Description	Cost	Current Value
*The Savings Bank Employees Retirement Association	Savings Bank Employees Retirement Association Common/Collective Trust	$ 2,768,423	$ 3,238,941
*Participant Loans	Interest of prime at loan origination plus 1%	$ 42,104	$ 42,104

Schedule of Reportable Transaction

Investments that represent 5% or more of total net assets available for the Plan under the Trust's 401 (k) benefits are as follows:

	Cost	Current Value
Savings Banks Employees Retirement association Common/Collective Trust	$ 2,768,423	$ 3,238,941

* - Party in interest to the Plan